BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Mark P. Shuman

Legal Branch Chief

September 2, 2014

Re:	GrubHub Inc.

Registration Statement Filed on Form S-1

Registration No. 333-198324

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of GrubHub Inc. (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Washington, D.C. time, on Wednesday, September 3, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 of the Act, we wish to advise you that the distribution of the Company’s preliminary prospectus relating to the proposed offering of the Company’s shares of common stock commenced on September 2, 2014. Approximately 2,553 copies of the preliminary prospectuses were distributed to prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others. The preliminary prospectus has been available on the Securities and Exchange Commission’s website since September 2, 2014.

The undersigned has been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

As Representative of the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Zaheed Kajani
Name:	Zaheed Kajani
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]